FundX Investment Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

November 26, 2024

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FundX Investment Trust (the “Trust”)
File Nos.: 333-194652 and 811-22951
FundX ETF (S000077552)
FundX Flexible ETF (S000082812)
FundX Conservative ETF (S000082813)
FundX Aggressive ETF (S000077553)

Dear Mr. Greenspan:

This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2024, regarding the Trust’s Preliminary Proxy Statement filed November 14, 2024 (SEC Accession No. 0000894189-24-006720). The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

1.In the question and answer section, on page five, there is a question “What will happen it there are not enough votes to approve any or all of the Proposals.” Please include disclosure in response to this question disclosing that if a beneficial owner does not provide voting instructions to its broker that the broker is not permitted to give a proxy with respect to those shares and accordingly the shares will not count for purposes of a quorum. Please include a discussion of how this would impact quorum and the proposal.

The following text has been added in response to the question:

Because each Proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power. For this reason, the Trust does not expect to receive broker non-votes and this could make achieving a quorum more difficult.

2. In the same question the response implies that an adjournment requires the majority of the persons named as proxies to agree, however it does not discuss any requirement that the majority of shares represented vote in favor of such adjournment. Please clarify the Trust’s position related to adjournment of the meeting.

The language has been revised as shown below:

In the event a quorum is present at the Meeting but sufficient votes to approve any or all of the Proposals are not received management may propose one or more adjournments of the Meeting to permit further solicitation of proxies, provided they determine that such an adjournment and additional solicitation is reasonable and in the interest of shareholders based on a consideration of all relevant factors, including the nature of the Proposals, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed solicitation activities, and the nature of the reasons for such further solicitation. Any adjournment or postponement would require a vote in favor of the adjournment by a majority of the votes cast by those shareholders present in person or by proxy.

3.    In accordance with Item 22(c)(6) of Schedule 14 describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any Parent or Subsidiary of the investment adviser (other than another Fund), or any Subsidiary of the Parent of such entities was or is to be a party.

The Trust confirms that no director had any material interest, direct or indirect, in any transaction that would result in affirmative response to Item 22(c)(6).

4.     In accordance with Item 22(c)(11)(ii) describe, if applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Fund such as soft dollar arrangements by which brokers provide research to the Fund or its investment adviser in return for allocating Fund brokerage.

The Trust confirms that there are no benefits to be derived that would result in an affirmative response to Item 22(c)(11)(ii).

5. In accordance with Item 22(c)(11)(i) please provide disclosure regarding the Board’s findings related to its review of the ‘comprehensive comparative fee information.’

The following text has been added to the section entitled Considerations of the Board of Trustees:

In reviewing the Broadridge information the Board observed that both the FundX ETF and Fund X Conservative ETF expense ratio was in line with its respective peer group median, the FundX Aggressive ETF expense ratio was higher than the peer group median, and the FundX Flexible ETF expense ratio was below its peer group median.

6. On page 10 of the proxy statement, as it relates to proposal three, please identify if there would be any impact on a fund’s expenses as a result of the proposal.

The following language has been added:

The Board also considered that this change would not impact shareholder expenses.

7. On page 11 of the proxy statement it indicates “Proxy cards received prior to the Meeting on which no vote is indicated will be voted “for” each proposal. Proxies may vote at their discretion with respect to other matters not now known to the Board that may be presented to the Meeting.” Please clarify that this is referring to proxy cards that are properly executed.

The language has been revised as shown below (underlined text is new).

Proxy cards that are properly executed and received prior to the Meeting on which no vote is indicated will be voted “for” each proposal. Proxies may vote at their discretion with respect to other matters not now known to the Board that may be presented to the Meeting.

8. In accordance with Item 22(a)(3)(v) describe any purchases or sales of securities of the investment adviser or its Parents, or Subsidiaries of either, since the beginning of the most recently completed fiscal year by any director.

The Trust confirms that there has been no transaction by a director that would result in an affirmative response to Item 22(a)(3)(v).

Please direct any inquiries regarding this filing to me at (480) 964-6008 or ryan.charles1@usbank.com. Thank you for your assistance with respect to this matter.

Very truly yours,

/s/ Ryan Charles
Ryan Charles

For U.S. Bank Global Fund Services